September 23, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Top Image Systems Ltd. Registration Statement on Form F-3 Filed August 14, 2014 File No. 333-198136

Ladies and Gentlemen,

Set forth below are the responses of Top Image Systems, Ltd. (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 8, 2014, with respect to the Company’s Registration Statement on Form F-3 File No. 333-198136 (the “Form F-3”).

For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses. We have revised the Form F-3 in response to the comments of the Staff.  We have also emailed copies of the amended filings compared against the versions originally filed.

The paragraphs below contain our responses to the correspondingly numbered comments in the Comment Letter.  We have also included a version of the documents we revised compared against the version last filed.

Prospectus Cover Page

1.
Disclose the total number of shares that are being concurrently offered by the company and by the selling stockholders of the Company, the extent to which the concurrent offerings are of a primary and secondary nature, and a portion of that total offered by means of separate prospectus. We noticed the registration statements on Form F-3 (333–193350 and 333–191842) were declared effective on December 4, 2013 and January 31, 2014.

As disclosed in the Company’s prospectus supplement filed on July 31, 2014, the Company sold 2,750,000 of its ordinary shares in an underwritten registered primary offering pursuant to our registration statement on Form F-3 (333-191842) which became effective on December 4, 2014.  That offering has concluded and no primary public offering of the Company’s securities is ongoing.  We have revised the prospectus cover page to disclose the concurrent secondary offering of up to 850,000 of the Company’s ordinary shares pursuant to the Company’s registration statement on Form F-3 (333-193350) which became effective on January 30, 2014.  In our original filing of the F-3, we had mentioned both offerings and we have revised the language to clarify that the primary offering has concluded and that the secondary offering is ongoing.

Prospectus Summary

2.
Please disclose in the prospectus summary the contractual restrictions of the selling shareholders to sell the ordinary shares that you are registering for resale. We note your disclosure on page 26 that each selling shareholder is contractually prohibited from selling a portion of the ordinary shares until July 15, 2015 and the remainder until after July 15, 2016.

We have included disclosure of the share amounts, timing, and nature of the contractual sale restrictions applicable to the selling shareholders in the Prospectus Summary and the Selling Shareholder section.

Selling Shareholders, page 26

3.
Please provide a description of the material terms of the acquisition of eGistics, Inc. including the number of shares that were issued as consideration for equity and the number of shares issued as repayment of debt owed to the selling shareholders by eGistics, Inc.

We have included a summary of the material terms of the eGistics, Inc. acquisition, disclosed the total consideration paid in cash and stock, and provided the number of shares issued in consideration of each of debt and equity.

Thank you for the Staff’s prompt attention to the matter.  Should you wish to discuss any of the foregoing please contact me at (646) 328-0795 or dov.schwell@swalegal.com or my partner Daniel Baron at (646) 328-0782 or daniel.baron@swalegal.com.

Very truly yours, Dov T. Schwell, Esq.

cc: via email:	Izhak Nakar Active Chairman of the Board Top Image Systems Ltd.